 Exhibit 99.1

NETCLASS TECHNOLOGY INC Wins Landmark Smart Digital Campus Construction Project, Marking a Strategic Breakthrough in Intelligent Campus Solutions

SHANGHAI and HONG KONG, July 16, 2025 – NETCLASS Technology INC (Nasdaq: NTCL; the “Company” or “NetClass”), a leading B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, Singapore and Tokyo, today announced its successful bid for the prestigious "Smart Digital Campus Construction" project for Shanghai East China Model High School. Following a rigorous evaluation process by the tender committee and final approval from the procuring entity, NetClass was awarded the contract, with a total value of approximately CNY 3.38 million (US$0.47 million).

This significant win represents strong recognition from the esteemed Shanghai East China Model High School and the broader educational sector, of NetClass’s comprehensive capabilities in educational informatization. The project entails the design and implementation of an integrated suite of smart campus solutions, leveraging NetClass’s expertise in building intelligent, connected, and future-ready educational environments.

"This contract award is a testament to the strength of our solutions and our deep understanding of the evolving needs of the education sector,” said Dr. Jianbiao Dai, Chairman and Chief Executive Officer of NetClass. “We are honored that Shanghai East China Model High School has entrusted us to deliver a state-of-the-art smart digital campus. This project exemplifies our commitment to empowering educational institutions with technology that enhances learning, streamlines administration, and creates safer, more efficient environments. It is a milestone that reinforces our leadership in educational informatization and accelerates our strategic expansion into comprehensive digital campus solutions."

The successful bid marks a breakthrough in NetClass’s strategic expansion into the rapidly growing market for digital-intelligent campus solutions. Securing this project with a leading educational institution underscores the Company's innovative approach and technological prowess in transforming traditional educational infrastructure.

About NETCLASS TECHNOLOGY INC

NETCLASS TECHNOLOGY INC is a leading B2B smart education specialist with offices in Shanghai, Hong Kong, Singapore, and Tokyo, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

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For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global